Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

November 26, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Catherine Gordon

Re:	Post-Effective Amendment No. 119 to the Registration Statement on Form N-1A of Deutsche Diversified Market Neutral Fund (formerly DWS Diversified Market Neutral Fund) (the “Fund”), a series of Deutsche Market Trust (formerly DWS Market Trust) (the “Registrant”) (Reg. Nos. 002-21789, 811-01236)

Dear Ms. Gordon,

This letter is being submitted on behalf of the Registrant in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on November 14, 2014 relating to the above-captioned Post-Effective Amendment filed with the SEC on October 2, 2014.

The Staff’s comments are restated below followed by the Registrant’s responses.

1.	Expense Waiver/Reimbursement Arrangements

Comment: Confirm that the contractual expense waiver/reimbursement will expire no less than one year from the effective date of the Registrant’s registration statement.

Response:  The Registrant confirms that the expense waiver/reimbursement arrangement is for a period of at least one year from the effective date of the Registrant’s registration statement.

2.	Principal Investment Strategy

Comment:  In the “Management Process” sub-section of the “PRINCIPAL INVESTMENT STRATEGY” section of the Fund’s Prospectus, please consider clarifying the terms “investment sub-strategy” as it relates to a particular factor that may be considered by the Advisor in allocating the fund’s assets among the different investment management teams.

Response:  The Registrant has revised the relevant disclosure to remove the reference to “sub-strategy” and instead clarified that the Advisor may consider the investment strategy of the

Fund’s different investment management teams when determining the allocation of the Fund’s assets among the investment management teams.  The revised disclosure is set forth below:

“When determining how to allocate assets of the fund among the investment management teams, the Advisor will consider a number of factors, including the fund’s overall investment strategy, the investment strategy of the different investment management teams and their expected return potential, and the manner in which the investment management teams’ historical and expected investment returns correlate with each other.”

3.	Sub-Advisor Investment Strategy

Comment:  In the description of “Henderson’s Market Neutral Strategy” contained in the “PRINCIPAL INVESTMENT STRATEGY” section of the Fund’s Prospectus, consider clarifying the following statement:  “Typically, the strategy results in a long bias.”

Response:  The Registrant has deleted the sentence that indicated that the strategy may result in a long bias.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3986.

Sincerely yours,

/s/Scott D. Hogan
Scott D. Hogan
Director and Counsel

cc.  John Marten, Vedder Price P.C.